From:	Payne, Mary T. <MPayne@ReedSmith.com>
Sent:	Tuesday, July 09, 2013 11:36 AM
To: '	Dominic Minore (minored@sec.gov)'
Subject:	LocalShares Investment Trust (File Nos. 333-184163; 811-22755)
Attachments:	Inv Adv Agmt for LocalShares Inv Trust (NashvilleETF).DOCX; Sub-Adv Agmt LocalShares_DWM (NashvilleETF).DOC; Fee Waiver.DOCX; Legality of Shares.DOCX

Mr. Minore,

Attached for your review per our discussions are the investment advisory agreement, sub-advisory agreement, fee waiver, and draft legal opinion, each in the form in which they are anticipated to be executed.  A copy of this correspondence and its attachments will be filed via EDGAR as correspondence shortly.

Please let me know if you have any comments or questions.  Best regards.

Mary T. Payne
202.414.9483
mpayne@reedsmith.com

ReedSmith LLP
Washington, DC
202.414.9200
Fax 202.414.9299